

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2016

<u>Via E-Mail</u>
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Westwood Business Center
611 South Main Street
Grapevine, Texas 76051

> **Re: Heyu Leisure Holidays Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 20, 2014**
> **File No. 000-55068**

Dear Mr. Ang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: Jarvis J. Lagman, Esq.
        Cassidy & Associates